Vicon Industries, Inc.
89 Arkay Drive
Hauppauge, New York 11788

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

June 10, 2009

Re:  Vicon Industries, Inc.
        Form 10-K for the year ended September 30, 2008 filed December 29, 2008
        File No. 1-07939

Dear Mr. Spirgel:

I am responding on behalf of Vicon Industries, Inc. (the "Company") to your letter to Mr. Darby dated May 28, 2009.

Comment

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

1.
In future filings, please consider including an “Overview” section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.

Response

The Company will consider adding such overview in future filings where deemed appropriate. The Company is a small player within the Security Industry and operates only in the video surveillance market segment. The Company’s operations are thoroughly covered under Item 1- Business and we believe there are no specific economic or industry-wide factors that were relevant to the Company outside of the generic list of risk factors included in Item 1A – Risk Factors.

Comment

2008 Summary Compensation Table, Page 20

2.
Please provide in future filings a narrative description of the material factors used in determining compensation amounts for the named executive officers reported in the Summary Compensation Table. Specifically, discuss the material terms of any non-equity incentive plan award made to a named executive officer during the last completed fiscal year. Please include a general description of the formula or criteria to be applied in determining the amounts paid under the annual cash bonus plan. Refer to Item 402(o) of Regulation S-K.

Response

The Company believes it has provided such information in its “Compensation Discussion and Analysis” under Item 11. In future filings, the Company will cross reference such information in the footnotes to the Summary Compensation Table.

Comment

Signatures, Page 50

3.	In future filings, please include the signature of the company’s Controller or Principal Accounting Officer. See General Instruction D(2)(a) of the Form 10-K.

Response

The Company’s Chief Financial Officer acts in both the principal financial and principal accounting officer capacities for the Company. In future filings, such capacities will be disclosed.

We would like to thank you for your review of our filing, and hope that our responses to your comments are sufficient. However, if you have any additional comments or require supplemental information, please do not hesitate to contact me.

As requested, the Company provides the following acknowledgements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ John M. Badke
John M. Badke
Senior VP, Finance and Chief Financial Officer

Cc:           Kenneth M. Darby
(Vicon Industries, Inc.)

Michael Schoeman
(Schoeman, Updike & Kaufman, LLP )

Tom McLoughlin & Robert Trinchetto
(BDO Seidman, LLP)